UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

March 16, 2022

(Date of Report (Date of earliest event reported))

STARTENGINE COLLECTIBLES FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-1349881
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

3900 West Alameda Avenue, Suite 1200 Burbank, California 91505	90069
(Address of principal executive offices)	(Zip code)

(800) 317-2200

(Registrant’s telephone number, including area code)

Series Wine #2020PAVIE
Series Wine #2020CHBL
Series Wine #2020AUSO
Series Wine #2020ANGE
Series Wine #2020CERT

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

a) Dismissal of Independent Accounting Firm

On March 16, 2022, the Administrative Manager (the “Administrative Manager”) of StartEngine Collectibles Fund I LLC (the “Company”) approved and ratified the appointment of Borgers & Associates LLC (“Borgers”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2021. In connection with its selection of Borgers, the Administrative Manager ratified the change in auditor from its former independent accounting firm, dbbmckennon dbbmckennon (“dbbmckennon”).

dbbmckennon’s audit reports on the Company’s financial statements for the period from October 14, 2020 (“Inception”) to December 31, 2020 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle, except that such reports for the period from Inception to December 31, 2020 contained an explanatory paragraph with respect to the uncertainty about the Company’s ability to continue as a going concern.

During the fiscal years the period from Inception to December 31, 2020 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and dbbmckennon on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to dbbmckennon’s satisfaction, would have caused dbbmckennon to make reference to the matter in their report. During the period from Inception to December 31, 2020 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided dbbmckennon with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not dbbmckennon agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of dbbmckennon’s letter, dated March 16, 2022, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On March 16, 2022, the Administrative Manager approved and ratified the appointment of Borgers as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with Borgers regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Borgers concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARTENGINE COLLECTIBLES FUND I LLC

By: StartEngine Assets LLC, its Managing Member

	By:	/s/ Leon Benrimon
Date: March 16, 2022		Leon Benrimon Manager

Exhibit Index

Exhibit No.	Description
9.1	Letter from dbbMcKennon